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                                                             EXHIBIT 99(a)(5)(H)

LAW OFFICES OF LIONEL Z. GLANCY
LIONEL Z. GLANCY    #134180
1801 Avenue of the Stars, Suite 308
Los Angeles, CA 90067
Telephone: 310/201-9150
Faxsimile:  310/201-9160

ABBEY GARDY, LLP
ARTHUR N. ABBEY
MARK C. GARDY
JAMES S. NOTIS
212 East 39th Street
New York, NY 10016
Telephone: 212/889-3700
Facsimile: 212/684-5191

Attorneys for Plaintiff

                          UNITED STATES DISTRICT COURT
                         CENTRAL DISTRICT OF CALIFORNIA

ADREINNE KAUFMAN, On                    )     CIV. NO. 01-1962 MMM (cix)
Behalf of Herself and                   )
All Others Similarly                    )
Situated,                               )
                                        )
                  Plaintiff.            )
                                        )
         vs.                            )     CLASS ACTION COMPLAINT
                                        )     FOR BREACH OF FIDUCIARY
FRANK P. LOWY, FRANCIS T.               )     DUTY
VINCENT, JR., LARRY A. SILVERSTEIN,     )
DAVID H. LOWY, HERMAN HUIZINGA,         )
BERNARD MARCUS, ROY L. FURMAN,          )
FREDERICK G. HILMER PETER S.            )
LOWY, WESTFIELD AMERICA, INC.           )
WESTFIELD AMERICA TRUST and             )
WESTFIELD HOLDINGS LIMITED,             )
                                        )     PLAINTIFF DEMANDS A TRIAL BY JURY
                  Defendants            )
------------------------------------    )

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         Plaintiff alleges upon information and belief, except for paragraph 5 hereof, which is alleged upon knowledge, as follows:

                                NATURE OF ACTION

                  1. This is a stockholders' class action on behalf of the public stockholders of defendant Westfield America, Inc. ("Westfield" or the "Company"), against certain of its officers and directors and the controlling shareholder of Westfield common stock by its majority controlling shareholder, defendant Westfield America Trust and its affiliate Westfield Holdings Limited ("Westfield Holdings"). Defendants Westfield America Trust and Westfield Holdings are collectively referred to as "Westfield Trust".

                  2. The consideration that Westfield Trust has stated it will offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and inadequate because, among other things the intrinsic value of Westfield's common stock is materially in excess of the amount offered, giving consideration to the Company's growth and anticiapted operating results, net asset value and future profitability.

                  3. This Court has jurisdiction pursuant to 28 U.S.C. Section 1332(a)(1). Plaintiff, on the one had, and defendants, on the other, are residents and citizens of different states. The amount in controversy between plaintiff and defendant exceeds $75,000, exclusive of interests and costs. This is not a collusive


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action to confer jurisdiction on this Court which it would not otherwise have.
Federal jurisdiction also exists pursuant to Uniform Standards Act of 1998, P.L. 105-353 15 U.S.C. Section 77(a), ET. SEQ.

                  4. Venue is proper in this District pursuant to 28 U.S.C. 1391(a), as many of the acts alleged herein occurred in substantial part in this District and the challenged transaction will, if it is consummated, be implemented under Missouri state law.

                                     PARTIES

                  5. Plaintiff Adrienne Kaufman has been the owner of shares of the common stock of Westfield since prior to the wrongs herein complained of and continuously to date.

                  6. Defendant Westfield is a corporation that maintains it principal offices at 11601 Wilshire Boulevard, Los Angeles, California. The Company is a real estate investment trust and is one of the leading owners of shopping centers in the United States. Westfield owns interests in 39 major shopping centers that are branded as Westfield Shopping towns.

                  7. Defendant Westfield America Trust, is the fifth largest property trust listed on the Australian Stock Exchange and is managed by Westfield America Management Limited, a subsidiary of Westfield Holdings.


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                  8. Defendant Westfield Holdings is a holding company that, through its affiliates, owns interests in major shopping centers and commercial properties worldwide.

                  9. Defendant Westfield Trust owns or controls approximately 56.9% of the equity of the Company.

                  10. Defendant Frank P. Lowy is Chairman of the Board of Directors of the Company and Chairman of Westfield Holdings.

                  11. Defendant David Lowy is a Director of the Company and a director of Westfield Holdings. He is the son of Defendant Frank P. Lowy.

                  12. Defendant Peter S. Lowy is Co-President and a Director of the Company and Managing Director and a Director of Westfield Holdings. He is the son of Defendant Frank P. Lowy.

                  13. Defendants Frank P. Lowy, David H. Lowy and Peter S. Lowy (the "Lowy Family") control Westfield Holdings and Westfield America Trust.

                  14. Defendants Francis T. Vincent, Larry A. Silverstein, Herman Huizinga, Bernard Marcus, Roy L. Furman and Frederick G. Hilmer are Directors of the Company.

                  15. Westfield Trust, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders


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and owe the public shareholders of Westfield the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

                  16. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

                  17. This action is properly maintainable as a class action.

                  18. The class is so numerous that joinder of all members is impracticable. There are approximately 73,346,541 shares of Westfield common stock outstanding owned by hundreds, if not thousands, of holders other than Westfield Trust and its affiliates.

                  19. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Westfield in violation of the laws of the State of California in order to enrich Westfield Trust and its affiliates at


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the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members or the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                  20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

                  21. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                  22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


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                             SUBSTANTIVE ALLEGATIONS

                  23. On February 15, 2001, Westfield announced that it had entered into a definitive merger agreement with Westfield Trust pursuant to which Westfield Trust wold acquire all of the shares of common stock of the Company not held by Westfield Trust and its affiliates. As presently proposed, the transaction is to be structured as a cash tender offer at $16.25 per share. Any untendered shares will be acquired in a second step merger for $16.25 per share in cash by Westfield Trust and its affiliates.

                  24. Westfield Trust will also assume all of Westfield's debt in connection with the proposed transaction. The total value of the proposed acquisition is approximately $720 million.

                  25. Westfield announced that the proposed transaction was negotiated by a special committee of purportedly independent directors (the "special committee"). However, given Westfield Trust's (and the Lowy Family's) dominance and control over the Westfield Board of Directors any such special committee is a sham and has failed to adequately protect the interests of Westfield's minority shareholders.

                  26. The price of $16.25 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Westfield is materially in excess of $16.25 per share, giving due consideration to the prospects for growth and profitability of Westfield in light of its


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business, earnings and earnings power, present and future; (b) the $16.25 per share price offers an inadequate premium to the public stockholders of Westfield; and (c) the $16.25 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Westfield Trust to "cap" the market price of Westfield stock, as part of a plan for Westfield Trust to obtain complete ownership of Westfield, its assets and businesses at the lowest possible price.

                  27. The proposal is an attempt by Westfield Trust to unfairly aggrandize Westfield Trust at the expense of Westfield's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Westfield and its valuable assets, while permitting Westfield Trust to benefit wrongfully from the transaction.

                  28. Given Westfield Trust's (and the Lowy Family's) stock ownership and representation on Westfield's Board and in management, they are able to dominate and control the other directors, all of whom were hand-picked by Westfield Trust (and the Lowy Family) and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors has acted to protect or can be expected to protect the Company's public shareholders in transactions which benefit Westfield Trust at the expense of Westfield's public shareholders, as exemplified by the proposed transaction.


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                  29. Defendants' fiduciary duties obligate them to maximize shareholder value on behalf of Westfield's minority shareholders. Defendants have failed to take those steps necessary to maximize shareholder value.

                  30. Because of Westfield Trust's stock ownership and offices, no third party, as a practical matter, can attempt any competing bid for Westfield, as the success of any such bid would require the consent and cooperation of Westfield Trust.

                  31. Westfield Trust, because of its ownership of 56.9% of Westfield's outstanding shares, is in a position to effectuat the transaction regardless of its fairness to Westfield's public shareholders.

                  32. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined form breaching their fiduciary duties to Westfield's public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

                  33. Plaintiff and the other members of the Class have no adequate remedy at law.

                  WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

                  (1) declaring this action to be a class action and certifying plaintiff as the Class representative and her counsel as Class counsel;


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                  (2) enjoining, preliminarily and permanently, the transaction complained of herein;

                  (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

                  (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

                  (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

                  (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

Dated: February 28, 2001              LAW OFFICES OF LIONEL Z. GLANCY



                                      /s/ LIONEL Z. GLANCY, ESQ.
                                      ------------------------------------------
                                           Lionel Z. Glancy, Esq.

                                      1801 Avenue of the Stars
                                      Los Angeles, California 90067
                                      Telephone: (310) 201-9150
                                      Facsimile: (310) 201-9160

ABBEY GARDY, LLP
ARTHUR N. ABBEY
MARK C. GARDY
JAMES S. NOTIS
212 East 39th Street
New York, NY 10016
Telephone: 212/889-3700
Facsimile: 212/684-5191

Attorneys for Plaintiff

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